Exhibit 99.1


Heritage Commerce Corp Reports Improved Third Quarter Profits
Year-to-Date Earnings Increase 29% to $1.08 Per Share


San Jose, CA - October 30, 2006 —**Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today reported improving efficiencies and an expanding net interest margin which helped produce a 4% increase in third quarter profits and a 27% rise in year-to-date earnings, compared to the year earlier periods. For the third quarter ended September 30, 2006, net income was $4.4 million, or $0.36 per diluted share, compared to $4.2 million, or $0.35 per diluted share, for the same quarter a year ago. For the first nine months of 2006, net income rose 27% to $12.9 million, or $1.08 per diluted share, compared to $10.2 million, or $0.84 per diluted share, for the like period a year ago.

Financial Highlights:

3Q06 vs. 3Q05 and 2Q06

- Net interest margin increased 62 basis points to 5.22% from 3Q05 and up 24 basis points from 2Q06.
- Net interest income increased 5% to $12.8 million from 3Q05 and up 1% from 2Q06.
- The efficiency ratio improved significantly to 55.00% from 58.78% in 3Q05and 57.06% in 2Q06.

2006 Year-to-Date vs. 2005 Year-to-Date

- Return on average assets was 1.57%, compared to 1.20% a year ago.
- Return on average equity was 14.76%, compared to 13.13% a year ago.
- Diluted earnings per share increased 29% to $1.08, compared to $0.84 a year ago.

"Our focus on improving profitability is generating solid results this year. A more profitable mix of assets on our balance sheet contributed to a solid expansion in net interest margin, while improved efficiencies helped boost profitability," said Walter T. Kaczmarek, President and Chief Executive Officer.

Operating Results

Net interest income increased 5% to $12.8 million for the third quarter of 2006, compared to $12.2 million for the third quarter of 2005. Year to date, net interest income rose 7% to $37.6 million from $35.0 million for the same period in 2005. The net interest margin expanded to 5.22% for the third quarter of 2006, and up 24 basis points compared to 4.98% for the second quarter this year and up 62 basis points from 4.60% in the third quarter a year ago. Year-to-date, the net interest margin improved 53 basis points to 5.03% from 4.50% for the first nine months of 2005.

Noninterest income was $2.3 million for the third quarter of 2006, up 3% when compared to $2.2 million for third quarter of 2005. In the second quarter of this year, Heritage's noninterest income totaled $2.3 million. In the first nine months of 2006, noninterest income was $7.5 million, compared to $7.2 million in the first nine months a year ago. Gain on sale of loans in the third quarter rose 19% from a year ago, reflecting strong SBA loan activity and sales. The first quarter sale of specialty loans contributed $671,000 to 2006 noninterest income and more than offset the $431,000 generated last year from leasing activities, an area exited in 2005.

Noninterest expense decreased 2% to $8.3 million for the third quarter of 2006, compared to $8.5 million for both the third quarter of 2005 and the second quarter of 2006. In the first nine months of 2006, noninterest expense decreased 4% to $25.6 million from $26.7 million the first nine months a year ago. Compensation expense increased 6% from the second quarter to the third quarter and increased 5% compared to the third quarter a year ago. The increase in compensation expense was primarily due to employee stock option expense, which added $215,000 to third quarter expenses and $550,000 year-to-date. In 2005, stock option expense was not included in compensation, but rather footnoted in the financial statements at $119,000 for the third quarter and $348,000 for the first nine months of the year. Despite the inclusion of options expense in 2006, compensation expense decreased 1% for the first nine months of 2006, compared to the first nine months of 2005.

The efficiency ratio improved to 55.00% in the third quarter of 2006, compared to 57.06% in the second quarter of 2006, and 58.78% in the third quarter of 2005. The efficiency ratio for the first nine months of 2006 improved to 56.71% from 63.11% a year ago. The annualized returns on average assets and average equity for the third quarter of 2006 were 1.61% and 14.43%, compared to 1.45% and 15.64% for the third quarter ended September 30, 2005, respectively. Returns on average assets and average equity for the first nine months of 2006 were 1.57% and 14.76%, compared to 1.20% and 13.13% for the first nine months of 2005, respectively.

Balance Sheet, Capital Management and Credit Quality

At September 30, 2006, total assets were $1.06 billion, compared to $1.16 billion at September 30, 2005, and $1.09 billion at June 30, 2006. Total deposits were $876 million at September 30, 2006, compared to $975 million at September 30, 2005, and $908 million at June 30, 2006. The decreases were primarily due to reductions in title company, real estate exchange company, and escrow deposit accounts. Total loans, excluding loans held for sale, were $714 million at September 30, 2006, compared to $738 million at September 30, 2005 and $714 million June 30, 2006.

Nonperforming assets totaled $3.0 million, or 0.28% of total assets, at September 30, 2006, compared to $2.7 million, or 0.23% of total assets, at September 30, 2005, and $1.6 million, or 0.15% of total assets, at June 30, 2006.

The allowance for loan losses was $9.4 million at September 30, 2006, representing 1.31% of total loans and 317% of nonperforming loans. The allowance for loan losses was $11.1 million at September 30, 2005, representing 1.51% of total loans and 409% of nonperforming loans. At June 30, 2006, the allowance for loan losses was $9.1 million or 1.27% of total loans and 564% of nonperforming loans. Net recoveries in the third quarter of 2006 were $281,000, or 0.16% of average loans, compared to net recoveries of $130,000, or 0.07% of average loans, in the third quarter of 2005. Net charge-offs were $536,000, or 0.31% of average loans, in the quarter ended June 30, 2006.

Shareholders' equity increased 11% to $119 million, or $10.22 per share, at September 30, 2006, compared to $107 million, or $9.09 per share, a year ago, and $118 million, or $9.98 per share, at June 30, 2006. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The Company's leverage ratio at September 30, 2006, was 13.24%, compared to 11.23% at September 30, 2005, and 12.70% at June 30, 2006.

During the third quarter of 2006, the Company repurchased 210,900 shares of its common stock with an average price of $23.63 under the $10 million common stock repurchase program, which was approved by the Company's Board of Directors in February 2006. Shares were purchased on the open market using available cash. The repurchase program may be modified, suspended or terminated by the Board of Directors at any time without notice. The repurchase program expires on June 30, 2007. The extent to which the Company repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations.

On October 10, 2006, the Gilroy branch moved to its new location at 7598 Monterey Street. The new location is in downtown Gilroy in a brand new building and is considerably larger than the previous location. "Located 20 miles south of San Jose, Gilroy is the fastest growing city in Santa Clara County, according to the San Jose Mercury News. Well know for its regional outlet mall and as the Garlic Capital of the World, Gilroy's population grew 2.6% in 2004 and is estimated to grow 38% over the next 25 years by the Association of Bay Area Governments," said Kaczmarek.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View and Los Altos. Heritage Bank of Commerce is also an SBA Preferred Lender, operating from offices in San Jose, Fremont, Fresno, Santa Cruz, Watsonville and Pittsburg, California.

CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)	For the Three Months Ended: September 30, 2006	June 30, 2006	September 30, 2005	Percent Change From: June 30, 2006	September 30, 2005	For the Nine Months Ended: September 30, 2006	September 30, 2005	Percent Change
Interest Income	$ 18,568	$ 18,392	$ 16,469	1%	13%	$ 54,220	$ 46,167	17%
Interest Expense	5,754	5,766	4,269	0%	35%	16,589	11,133	49%
Net Interest Income	12,814	12,626	12,200	1%	5%	37,631	35,034	7%
Provision for Loan Losses	0	(114)	(494)	-100%	-100%	(603)	313	-293%
Net Interest income after Provision for Loan Losses	12,814	12,740	12,694	1%	1%	38,234	34,721	10%
Noninterest Income:								
Gain on Sale of Loans	832	842	702	-1%	19%	3,171	2,160	47%
Servicing Income	412	441	510	-7%	-19%	1,321	1,368	-3%
Increase in Cash Surrender Value of Life Insurance	363	360	331	1%	10%	1,070	887	21%
Service Charges and Other Fees on Deposit Accounts	354	327	332	8%	7%	1,008	1,120	-10%
Gain on Sale of Leased Equipment	0	0	0	N/A	N/A	0	299	-100%
Equipment Leasing	0	0	0	N/A	N/A	0	131	-100%
Other	338	287	349	18%	-3%	880	1,254	-30%
Total Noninterest Income	2,299	2,257	2,224	2%	3%	7,450	7,219	3%
Noninterest Expense:								
Salaries & Employee Benefits	4,941	4,653	4,697	6%	5%	14,703	14,912	-1%
Occupancy & Equipment	913	922	960	-1%	-5%	2,721	3,055	-11%
Other	2,458	2,917	2,821	-16%	-13%	8,141	8,699	-6%
Total Noninterest Expense	8,312	8,492	8,478	-2%	-2%	25,565	26,666	-4%
Income Before Income Taxes	6,801	6,505	6,440	5%	6%	20,119	15,274	32%
Income Tax Expense	2,448	2,316	2,245	6%	9%	7,201	5,086	42%
Net Income	$ 4,353	$ 4,189	$ 4,195	4%	4%	$ 12,918	$ 10,188	27%
PER SHARE DATA (unaudited)								
Basic Earnings Per Share	$ 0.37	$ 0.35	$ 0.36	6%	3%	$ 1.09	$ 0.86	27%
Diluted Earnings Per Share	$ 0.36	$ 0.35	$ 0.35	3%	3%	$ 1.08	$ 0.84	29%
Common Shares Outstanding at Period End	11,681,297	11,820,563	11,779,858	-1%	-1%	11,681,297	11,779,858	-1%
Book Value Per Share	$ 10.22	$ 9.98	$ 9.09	2%	12%	$ 10.22	$ 9.09	12%
Tangible Book Value Per Share	$ 10.22	$ 9.98	$ 9.09	2%	12%	$ 10.22	$ 9.09	12%
KEY FINANCIAL RATIOS (unaudited)								
Annualized Return on Average Equity	14.43%	14.35%	15.64%	1%	-8%	14.76%	13.13 %	12%
Annualized Return on Average Assets	1.61%	1.50%	1.45%	7%	11%	1.57%	1.20 %	31%
Net Interest Margin	5.22%	4.98%	4.60%	5%	13%	5.03%	4.50 %	12%
Efficiency Ratio	55.00%	57.06%	58.78%	-4%	-6%	56.71%	63.11 %	-10%
AVERAGE BALANCES (in $000's, unaudited)								
Average Assets	$ 1,074,903	$ 1,120,108	$ 1,147,789	-4%	-6%	$ 1,102,942	$ 1,131,120	-2%
Average Earning Assets	$ 973,556	$ 1,017,290	$ 1,053,049	-4%	-8%	$ 1,000,106	$ 1,040,720	-4%
Average Total Loans	$ 706,587	$ 702,817	$ 720,043	1%	-2%	$ 703,795	$ 724,594	-3%
Average Loans Held For Sale	$ 32,534	$ 32,494	$ 35,579	0%	-9%	$ 34,477	$ 35,478	-3%
Average Deposits	$ 886,976	$ 929,000	$ 962,814	-5%	-8%	$ 911,852	$ 939,390	-3%
Average Demand Deposits - Noninterest Bearing	$ 218,766	$ 228,891	$ 262,628	-4%	-17%	$ 227,588	$ 260,389	-13%
Average Interest Bearing Deposits	$ 668,210	$ 700,109	$ 700,186	-5%	-5%	$ 684,264	$ 679,001	1%
Average Interest Bearing Liabilities	$ 713,712	$ 749,533	$ 757,110	-5%	-6%	$ 734,619	$ 746,163	-2%
Average Equity	$ 119,690	$ 117,126	$ 106,418	2%	12%	$ 117,048	$ 103,716	13%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period: September 30, 2006	June 30, 2006	September 30, 2005	Percent Change From: June 30, 2006	September 30, 2005
ASSETS					
Cash and Due from Banks	$ 41,438	$ 39,390	$ 44,061	5%	-6%
Federal Funds Sold	41,000	47,000	63,700	-13%	-36%
Securities Available-for-Sale, at Fair Value	173,723	191,471	209,415	-9%	-17%
Loans Held For Sale	23,108	30,325	39,664	-24%	-42%
Loans:					
Commercial	281,488	273,208	298,900	3%	-6%
Real Estate-Mortgage	227,732	242,125	242,141	-6%	-6%
Real Estate-Land and Construction	160,137	149,168	148,650	7%	8%
Home Equity	41,784	46,690	45,477	-11%	-8%
Consumer	1,387	1,389	1,776	0%	-22%
Total Loans	712,528	712,580	736,944	0%	-3%
Deferred Loan Costs	1,172	1,184	1,035	-1%	13%
Total Loans, Net of Deferred Costs	713,700	713,764	737,979	0%	-3%
Allowance for Loan Losses	(9,379)	(9,098)	(11,112)	3%	-16%
Net Loans	704,321	704,666	726,867	0%	-3%
Company Owned Life Insurance	35,805	35,442	33,016	1%	8%
Premises & Equipment, Net	2,494	2,406	2,695	4%	-7%
Accrued Interest Receivable and Other Assets	40,939	43,964	41,173	-7%	-1%
Total Assets	$ 1,062,828	$ 1,094,664	$ 1,160,591	-3%	-8%
LIABILITIES & SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits					
Demand Deposits-Noninterest Bearing	$ 226,297	$ 221,438	$ 258,464	2%	-12%
Demand Deposits-Interest Bearing	133,636	144,120	130,327	-7%	3%
Savings and Money Market	349,436	366,892	397,070	-5%	-12%
Time Deposits, Under $100	31,522	31,476	37,685	0%	-16%
Time Deposits, $100 and Over	101,198	110,513	113,609	-8%	-11%
Brokered Deposits, $100 and Over	34,009	34,048	38,039	0%	-11%
Total Deposits	876,098	908,487	975,194	-4%	-10%
Securities Sold under Agreement to Repurchase	21,800	21,800	32,700	0%	-33%
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities	21,892	22,708	21,938	-4%	0%
Total Liabilities	943,492	976,697	1,053,534	-3%	-10%
Shareholders' Equity:					
Common Stock	62,959	66,726	66,377	-6%	-5%
Accumulated Other Comprehensive Loss	(2,306)	(3,681)	(2,602)	-37%	-11%
Retained Earnings	58,683	54,922	43,282	7%	36%
Total Shareholders' Equity	119,336	117,967	107,057	1%	11%
Total Liabilities & Shareholders' Equity	$ 1,062,828	$ 1,094,664	$ 1,160,591	-3%	-8%

CREDIT QUALITY DATA (in $000's, unaudited)					
Nonaccrual Loans	$ 2,083	$ 1,612	$ 2,715	29%	-23%
Loans Over 90 Days Past Due and Still Accruing	879	0	0	N/A	N/A
Total Nonperforming Loans	2,962	1,612	2,715	84%	9%
Other Real Estate Owned	0	0	0	N/A	N/A
Total Nonperforming Assets	$ 2,962	$ 1,612	$ 2,715	84%	9%
Net Charge-offs (Recoveries)	$ (281)	$ 536	$ (130)	-152%	116%
Net Charge-offs (Recoveries) as Percent of Average Loans	-0.16%	0.31%	-0.07%	-152%	129%
Allowance for Loan Losses to Total Loans	1.31%	1.27%	1.51%	3%	-13%
Allowance for Loan Losses to Nonperforming Loans	316.64%	564.39%	409.28%	-44%	-23%
Nonperforming Assets to Total Assets	0.28%	0.15%	0.23%	87%	22%
Nonperforming Loans to Total Loans	0.42%	0.23%	0.37%	83%	14%

OTHER PERIOD-END STATISTICS (unaudited)					
Shareholders' Equity / Total Assets	11.23%	10.78%	9.22%	4%	22%
Loan to Deposit Ratio	81.46%	78.57%	75.68%	4%	8%
Noninterest Bearing Deposits / Total Deposits	25.83%	24.37%	26.50%	6%	-3%
Leverage Ratio	13.24%	12.70%	11.23%	4%	18%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)		For the Three Months Ended September 30, 2006				For the Three Months Ended September 30, 2005		
		Average Balance	Interest Income/ Expense	Average Yield/ Rate		Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:								
Loans, gross	$	739,121	$ 15,958	8.57%	$	755,621	$ 14,066	7.39%
Securities		189,491	2,013	4.21%		225,042	1,775	3.13%
Interest bearing deposits in other financial institutions		2,849	36	5.01%		3,379	27	3.17%
Federal funds sold		42,095	561	5.29%		69,007	601	3.46%
Total interest earning assets		973,556	$ 18,568	7.57%		1,053,049	$ 16,469	6.20%
Cash and due from banks		36,575				40,214		
Premises and equipment, net		2,450				2,818		
Other assets		62,322				51,708		
Total assets	$	1,074,903			$	1,147,789		
Liabilities and shareholders' equity:								
Deposits:								
Demand, interest bearing	$	140,205	$ 783	2.22%	$	131,037	$ 441	1.34%
Savings and money market		357,003	2,676	2.97%		375,927	1,727	1.82%
Time deposits, under $100		30,987	264	3.38%		37,154	231	2.47%
Time deposits, $100 and over		105,984	979	3.66%		117,984	777	2.61%
Brokered time deposits, $100 and over		34,031	325	3.79%		38,084	355	3.70%
Notes payable to subsidiary grantor trusts		23,702	587	9.83%		23,702	543	9.09%
Securities sold under agreement to repurchase		21,800	140	2.55%		33,222	195	2.33%
Total interest bearing liabilities		713,712	$ 5,754	3.20%		757,110	$ 4,269	2.24%
Demand, noninterest bearing		218,766				262,628		
Other liabilities		22,735				21,633		
Total liabilities		955,213				1,041,371		
Shareholders' equity:		119,690				106,418		
Total liabilities and shareholders' equity	$	1,074,903			$	1,147,789		
Net interest income / margin			$ 12,814	5.22%			$ 12,200	4.60%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)		For the Nine Months Ended September 30, 2006				For the Nine Months Ended September 30, 2005		
		Average Balance	Interest Income/ Expense	Average Yield/ Rate		Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:								
Loans, gross	$	738,272	$ 46,023	8.33%	$	760,072	$ 39,532	6.95%
Securities		195,394	5,782	3.96%		230,060	5,474	3.18%
Interest bearing deposits in other financial institutions		2,805	96	4.58%		2,889	58	2.68%
Federal funds sold		63,635	2,319	4.87%		47,699	1,103	3.09%
Total interest earning assets		1,000,106	$ 54,220	7.25%		1,040,720	$ 46,167	5.93%
Cash and due from banks		36,584				38,353		
Premises and equipment, net		2,439				2,959		
Other assets		63,813				49,088		
Total assets	$	1,102,942			$	1,131,120		
Liabilities and shareholders' equity:								
Deposits:								
Demand, interest bearing	$	148,879	$ 2,451	2.20%	$	130,424	$ 1,127	1.16%
Savings and money market		359,642	7,455	2.77%		359,175	4,046	1.51%
Time deposits, under $100		32,475	761	3.13%		37,634	619	2.20%
Time deposits, $100 and over		108,419	2,729	3.37%		116,290	2,063	2.37%
Brokered time deposits, $100 and over		34,849	983	3.77%		35,478	969	3.65%
Notes payable to subsidiary grantor trusts		23,702	1,724	9.72%		23,702	1,580	8.91%
Securities sold under agreement to repurchase		26,653	486	2.44%		43,460	729	2.24%
Total interest bearing liabilities		734,619	$ 16,589	3.02%		746,163	$ 11,133	1.99%
Demand, noninterest bearing		227,588				260,389		
Other liabilities		23,687				20,852		
Total liabilities		985,894				1,027,404		
Shareholders' equity:		117,048				103,716		
Total liabilities and shareholders' equity	$	1,102,942			$	1,131,120		
Net interest income / margin			$ 37,631	5.03%			$ 35,034	4.50%